UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Final Amendment)*

Petro River Oil Corp.
f/k/a MegaWest Energy Corp.

 (Name of Issuer)

Common Stock,

(Title of Class Securities)

71647K105

(CUSIP NUMBER)

May 8, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  71647K105

1.	Names of Reporting Persons. Agosto Corporation Limited...............................................................................................................

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)	.........................................................................................................................................................

(b)	.........................................................................................................................................................

3.	SEC Use Only .....................................................................................................................................

4.	Citizenship or Place of Organization .... British Virgin Islands .....................................................

Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power ...... 695,000 .........................................................................................

	6.	Shared Voting Power .... 0 .................................................................................................

	7.	Sole Dispositive Power ..... 695,000 .................................................................................

	8.	Shared Dispositive Power ..... 0 ........................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person ..... 695,000 ......................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions .........

11.	Percent of Class Represented by Amount in Row (9) ...... 4.94% .................................................

12	Type of Reporting Person (See Instructions) ..... CO ....................................................................

Item 1
(a)	Name of Issuer:	Petro River Oil Corp.
Address of Issuer's Principal Executive Offices:		1980 Post Oak Blvd., Suite 2020
Houston, TX 77056

Item 2
(a)	Name of Person Filing:	Agosto Corporation Limited

(b)	Address of Principal Business Office or, if none, residence:	Craigmuir Chambers
PO Box 71
Road Town, Tortola
British Virgin Islands, VG1110

(c)	Citizenship:	A corporation organized under the laws of the British Virgin Islands

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	71647K105

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Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:     695,000.  All of these shares are beneficially held by Agosto Corporation and none are held in the name of its officers, directors or control persons in a personal capacity.  Previously, Dr. Murphy (an affiliate and control person of Agosto) held 500,000 shares of the issuer in a personal capacity and reported this holding in a Schedule 13G/A filed on February 14, 2008.  Dr. Murphy no longer beneficially holds any shares of the issuer in a personal capacity.

(b) Percent of class:	4.94%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	695,000

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	695,000

(iv) Shared power to dispose or to direct the disposition of	0

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on Bythe Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

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Item 10.                 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 16, 2013

/s/ Agosto Corporation Limited
Agosto Corporation Limited
By:	Gordon Murphy, President

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